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Thomas White American Opportunities Fund	March 31, 2008

Fund Facts

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

First Quarter Commentary

Over the quarter ended March 31, 2008, the Fund outperformed the benchmark Russell Mid Cap Index

-6.71% to -9.98%. For the trailing twelve months, the Fund has returned -5.46% versus -8.92% for the index.

We commented at the end of 2007 that "sub-prime" was the word of the year. The sub-prime fallout continued through the first quarter of 2008, rippling across global markets. This was especially true in the U.S. where experts have been split over whether the economy is also in a recession. Worldwide, the declining dollar, record oil prices and new highs for commodities, such as copper and corn, have added further strain to consumer pocketbooks, global economies and equity markets.

In March, the Federal Reserve engineered a bail out of Bear Stearns in an attempt to stave off a collapse in the financial sector. While successful in stabilizing the market in the short term, predictions of further write-offs from major banks, combined with declining profit forecasts, continue to impact markets.

Beleaguered consumers have been battered by escalating fuel prices, the credit crunch, a freefalling housing market and fears of a deep recession. Consumer spending appears to have buckled under these combined pressures, but recent reports show high-end retail sales have begun their recovery.

Industries and sectors are now juggling the double-edged sword of rising commodity prices and the declining dollar. U.S. exporters, helped by the weak dollar in the first quarter, are looking for the trend to continue as foreign markets continue to snap up goods at bargain prices. On the other hand, manufacturers who use raw commodities are seeing their costs escalate sharply--costs which are difficult to pass on to the consumer market, where demand and spending are declining.

Top individual performers in the Fund for the quarter included trucking transportation firm Ryder Systems Inc (+29.6%), independent oil and gas exploration and production company Cimarex Energy Co (+28.7%), international truck and rail transportation company CSX Corp (+27.5%), and inland tank barge operator Kirby Corp (+20.0%). Full-service restaurant company Darden Restaurants Inc (+17.5%) rebounded from its -33.8% performance in the last quarter, reflecting the success of its lower priced restaurants in this period of tightened consumer spending.

Up 25.4%, the top performing industry in the Fund for the fourth quarter was Transportation, led by companies such as Ryder and CSX, who benefited from the demand for commodities and raw materials.

Chemicals were up 3.8% led by Potash Corp. of Saskatchewan, which posted a 6.2% gain. Financials were held to a modest 0.4% loss in the quarter due in part to holdings in apartment REIT BRE Properties which witnessed 12.4% growth on the back of increased rentals due to the housing market collapse. Despite a 19.8% gain by BJ's Wholesale Club and a 14.3% jump by VF Corp., Consumer Retail tumbled to a 1.2% loss.

Across the board, other sectors dependent on consumer demand and commodities continued to suffer. The impact of rising prices and tightening credit was seen in the performance of industries from Communications (-23.5%) to Building (-21.1%), Aerospace (-18.8%) and Industrials (-12.8%).

Going forward, it appears that the sub-prime fueled crisis may remain a factor that could affect global economies through 2008 and into 2009. The perception of the economic environment is low, despite historically low unemployment, rising income levels, and moderately low, but rising inflation.

Again, we believe the Fund's diversified portfolio of companies has created a margin of safety amidst the first quarter's volatile market environment. We continue to adhere to an approach which offers an opportunity to identify attractively priced companies with the potential for long-term capital appreciation. The Fund's cash levels remain low as it remains fully invested.

Top Ten Holdings

Company	Industry	Weight
Potash Corp of Sask	Chemicals	2.94%
CSX Corp	Industrial	2.22%
Arrow Electronics Inc	Utilities	2.21%
Nike Inc	Consumer Retail	2.19%
Wisconsin Energy Corp	Utilities	2.13%
HCP Inc	Financials	2.05%
Reynolds American Inc	Consumer Staples	2.02%
United States Steel Corp	Metals	1.94%
Covance Inc	Health Care	1.91%
Assurant Inc	Insurance	1.89%
Top 10 Holdings Weight:		21.94%
Total Number of Holdings: 76

Portfolio Weightings
[Chart omitted]

Financials	17.9%
Consumer Discretionary	17.5%
Industrials	14.9%
Technology	8.5%
Healthcare	7.9%
Utilities	7.7%
Materials	7.6%
Cash	6.6%
Energy	6.3%
Consumer Staples	4.7%
Telecom	0.5%

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.
The Funds' President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom's interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

Average Annual Returns[1,2]	As of 03/31/08

[Chart omitted]

	1st Qtr	YTD	1 Year	3-Years	5-Years	Since Inception March 4, 1999
American Opportunities Fund	-6.71%	-6.71%	-5.46%	6.52%	14.50%	8.70%
Russell Midcap	-9.98%	-9.98%	-8.92%	7.36%	16.31%	8.99%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Risk Information4

[graph omitted]

	Risk: 5-Year Standard Deviation	Reward: 5-Year Annualized Return (%)
American Opportunities Fund	10.32%	14.50%
Russell Midcap	11.25%	16.31%
Russell Midcap Value	10.80%	16.77%
S&P 500	9.18%	11.32%

Growth of $10,000 Investment	(As of 03/31/08)

[Chart omitted]

Date	TWAOX	Russell Midcap
Mar 4, 1999	10,000.00	10,000.00
Mar 31, 1999	9,990.00	10,340.76
Apr 30, 1999	10,790.00	11,104.66
May 31, 1999	10,790.00	11,072.81
Jun 30, 1999	11,210.00	11,463.34
Jul 31, 1999	10,900.00	11,148.67
Aug 31, 1999	10,570.00	10,859.92
Sep 30, 1999	10,390.00	10,477.65
Oct 31, 1999	10,730.00	10,974.29
Nov 30, 1999	10,750.00	11,290.35
Dec 31, 1999	11,142.69	12,283.90
Jan 31, 2000	10,451.28	11,876.81
Feb 29, 2000	10,451.28	12,790.14
Mar 31, 2000	11,433.28	13,523.02
Apr 30, 2000	11,363.13	12,883.38
May 31, 2000	11,182.77	12,541.97
Jun 30, 2000	11,142.69	12,913.21
Jul 31, 2000	11,052.50	12,768.07
Aug 31, 2000	11,814.05	13,991.25
Sep 30, 2000	11,463.34	13,791.87
Oct 31, 2000	11,506.44	13,579.48
Nov 30, 2000	11,054.59	12,357.32
Dec 31, 2000	11,727.11	13,297.72
Jan 31, 2001	11,464.41	13,511.81
Feb 28, 2001	11,317.30	12,689.62
Mar 31, 2001	11,096.62	11,902.86
Apr 30, 2001	11,800.67	12,920.55
May 31, 2001	12,178.97	13,160.88
Jun 30, 2001	12,042.36	13,035.85
July 31, 01	12,010.84	12,663.02
Aug 31, 2001	11,779.66	12,176.13
Sep 30, 2001	10,928.49	10,708.30
Oct 31, 2001	11,253.41	11,132.35
Nov 30, 2001	11,907.31	12,065.24
Dec 31, 2001	12,445.19	12,550.26
Jan 31, 2002	12,571.75	12,474.96
Feb 28, 2002	12,708.86	12,342.72
Mar 31, 2002	13,278.39	13,083.29
Apr 30, 2002	13,299.48	12,829.47
May 30, 2002	13,236.20	12,684.50
Jun 30, 2002	12,687.77	11,834.13
Jul 31, 2002	11,654.18	10,679.12
Aug 31, 2002	11,791.29	10,737.85
Sep 30, 2002	10,873.72	9,746.75
Oct 31, 2002	11,139.89	10,239.35
Nov 30, 2002	11,499.24	10,949.96
Dec 31, 2002	11,213.87	10,518.53
Jan 31, 2003	11,097.61	10,306.06
Feb 28, 2003	10,791.11	10,169.55
Mar 31, 2003	10,843.95	10,269.72
Apr 30, 2003	11,562.65	11,015.61
May 31, 2003	12,239.08	12,023.54
Jun 30, 2003	12,471.60	12,145.46
Jul 31, 2003	13,031.77	12,545.65
Aug 31, 2003	13,560.22	13,090.14
Sep 30, 2003	13,359.41	12,926.51
Oct 31, 2003	14,432.82	13,912.80
Nov 30, 2003	14,802.90	14,303.06
Dec 31, 2003	15,088.38	14,732.15
Jan 31, 2004	15,490.17	15,160.85
Feb 29, 2004	15,860.25	15,486.81
Mar 31, 2004	16,082.29	15,489.91
Apr 30, 2004	15,595.91	14,921.43
May 31, 2004	15,627.63	15,291.48
Jun 30, 2004	16,029.42	15,715.05
Jul 31, 2004	15,342.14	15,027.68
Aug 31, 2004	15,511.32	15,092.30
Sep 30, 2004	16,198.60	15,582.80
Oct 31, 2004	16,539.39	16,012.88
Nov 30, 2004	17,644.29	16,988.07
Dec 31, 2004	18,122.70	17,710.91
Jan 31, 2005	17,621.51	17,271.68
Feb 28, 2005	17,917.67	17,806.06
Mar 31, 2005	17,655.68	17,666.29
Apr 30, 2005	17,040.58	17,102.73
May 31, 2005	17,735.42	17,922.64
Jun 30, 2005	18,487.21	18,404.76
Jul 31, 2005	19,341.51	19,374.69
Aug 31, 2005	19,204.82	19,239.06
Sep 30, 2005	19,239.00	19,493.98
Oct 31, 2005	18,552.30	18,908.38
Nov 30, 2005	19,306.97	19,747.91
Dec 31, 2005	19,709.47	19,951.32
Jan 31, 2006	20,376.09	20,976.81
Feb 28, 2006	20,325.78	20,951.64
Mar 31, 2006	20,803.74	21,471.24
Apr 30, 2006	20,828.89	21,621.54
May 31, 2006	20,111.96	20,892.90
Jun 30, 2006	20,325.78	20,916.92
Jul 30, 2006	20,124.53	20,459.89
Aug 30, 2006	20,300.62	20,979.57
Sep 30, 2006	20,627.65	21,359.30
Oct 30, 2006	21,293.35	22,199.79
Nov 30, 2006	21,933.43	22,998.98
Dec 31, 2006	21,776.96	22,996.68
Jan 31, 2007	22,289.03	23,773.97
Feb 28, 2007	22,331.70	23,812.01
Mar 31, 2007	22,573.51	24,003.46
April 30, 2007	23,170.92	24,917.99
May 31, 2007	23,825.22	25,856.15
June 30, 2007	23,242.04	25,273.35
July 31, 2007	22,445.49	24,333.18
August 31, 2007	22,687.30	24,374.55
September 30, 2007	23,398.50	25,176.47
October 31, 2007	23,928.27	25,582.82
November 30, 2007	22,951.92	24,361.24
December 31, 2007	22,874.43	24,284.50
January 31, 2008	21,386.66	22,702.37
February 29, 2008	21,216.19	22,183.62
March 31, 2008	21,340.17	21,861.96

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and the benchmark. The cumulative returns since inception are 113.4% for the Fund and 118.6% for the Russell Midcap index. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares.

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Yearly Performace1,2
Year	TWAOX	Russell Midcap Index
2008Q1	-6.71%	-9.98%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%

Market Cap Exposure

Large Cap (over $15 billion)	17.0%
Mid Cap ($1.75-$15 billion)	81.1%
Small Cap (under $1.75 billion)	1.9%
Weighted Mean:	$9.56B
Weighted Median:	$5.14B

Distributed By

Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, IL 60605 1-800-811-0535 www.thomaswhite.com email: info@thomaswhite.com	Fees & Expenses[3]
	Advisory Fee	1.00%
	Other Expenses	0.55%
	Less reimbursement	(0.20%)
	Net Expenses	1.35%

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. All indices are unmanaged and returns assume the reinvestment of dividends.

3. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund's total operating expenses exceed 1.35% of the Fund's average daily net assets during the current fiscal year.

4. The above graph displays the American Opportunities Fund's risk/reward profile, when based against the Russell Midcap Index . The Fund falls into a quadrant that represents a return pattern that has potentially high reward with potentially lower risk than the Russell Midcap Index. The data in the scatterplot graph represents the annualized five year performance and standard deviation, which is a measure of volatility. No measure of risk is necessarily more accurate or reliable than another and the data presented is not intended to be a prediction of future results. Source: Morningstar Direct.

To Contact the Thomas White Funds, please call, 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

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www.thomaswhitefunds.com

Thomas White International Fund March 31, 2008

Fund Facts

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All-Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

First Quarter Commentary

For the quarter ending March 31, 2008, the Thomas White International Fund returned -9.18%, compared to the MSCI All Country ex US index (-9.14%). For the trailing 12 months the Fund has returned +3.53%, outperforming the index (+2.15%). The Fund's three-year and five-year returns outperformed the index by 4.23% and 2.61%, respectively.

We commented at the end of 2007 that "subprime" was the word of the year. The sub-prime fallout continued through the first quarter of 2008, rippling across global markets. This was especially true in the U.S. where experts have been split over whether the economy is also in a recession. Worldwide, record oil prices, new highs for commodities such as copper and corn, and the declining dollar have added further strain to consumer pocketbooks, global economies and equity markets.

Globally, industries and sectors are struggling with the double-edged sword of rising commodity prices and the declining dollar. Foreign exporters are feeling the effects of decreased demand as the cost of their products escalates against a weakened dollar, and the added strain of competing against bargain-priced U.S. imports in their home markets. Furthermore, manufacturers who use raw commodities are seeing their costs escalate sharply--costs which are difficult to pass on to the consumer market, where demand and spending are declining.

Global merger and acquisition activity, which helped drive the market in early 2007, has ground to a halt due to the credit debacle. Although flush with cash, even the healthier Asian and emerging market economies may see merger activity suppressed if the developed world's credit ills continue to spread.

Consumers, already beleaguered, are being battered by escalating fuel prices, the credit crunch and fears of a deep U.S. recession. Consumer spending appears to be buckling under these combined pressures but recent reports show high end retail sales have begun their recovery.

As in 2007, the International Fund's performance was positively influenced by emerging market, commodity and energy related companies. Japanese gaming machine manufacturer Sankyo Co Ltd (+27.7%) and South African mining company African Rainbow Materials Ltd (+25.0%) joined South African mining firm Arcelor Mittal South Africa (+21.9%) and Japanese railroad Central Japan Railway Co (+21.0%) as top performers in the Fund. Strong results were also realized by South Korean consumer electronics giant LG Electronics (+19.9%) and Mexican home development company Desarrolladora Homex (+18.0%).

There were no sectors that achieved overall positive returns in the quarter. The best returns were seen from Building (-0.9%), Metals (-4.0%) and Chemicals (-5.2%). Financials (-19.6%), Utilities (-18.4%) and Consumer Durables (-16.3%) were the hardest hit sectors, reflecting their more direct relationship to the credit crisis, rising commodity prices and decreasing consumer demand. The Fund remains about 7% underweight in Financials relative to the benchmark.

Going forward, it appears the sub-prime fueled credit crisis may remain a factor that could affect global economies through 2008 and into 2009. In developed countries, it is uncertain if low inflation, relatively low unemployment and rising income levels will bolster the economy if individual confidence levels continue to deteriorate. In emerging economies, consumer demand is feeling the pressure of skyrocketing inflation, compounded by a shortage of staple foods, such as rice.

Over a full-market cycle, Thomas White International's strategy of owning a diversified portfolio of companies to create a margin of safety in volatile markets has proved successful. We continue to believe our approach offers an opportunity to identify attractively priced companies with the potential for long-term capital appreciation.

Top Ten Holdings

Company	Country	Industry	Weight
Potash Corp Sask	Canada	Chemicals	2.03%
British American Tobacco	United Kingdom	Consumer Staple	1.96%
Christian Dior	France	Consumer Staple	1.75%
Unilever NV	Netherlands	Consumer Staple	1.70%
Bayer AG	Germany	Health Care	1.63%
Imperial Tobacco Grp PLC	United Kingdom	Consumer Staple	1.57%
America Movil	Mexico	Communications	1.53%
OAO Gazprom ADR	Russia	Energy	1.34%
Repsol YPF SA	Spain	Energy	1.28%
SGL Carbon AG	Germany	Industrial	1.26%
Top 10 Holdings Weight:			16.05%
Total Number of Holdings: 140

Country/Asset Allocation

[Chart omitted]

Continental Europe	34.3%
Emerging Markets	23.9%
Japan	11.2%
United Kingdom	8.6%
Pacific xJapan	7.7%
Cash	7.4%
North America	7.1%

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.
The Funds' President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom's interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

Average Annual Returns[1,2]	(As of 03/31/08)

[Chart omitted]

	1st Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception June 28, 1994
International Fund	-9.18%	-9.18%	3.53%	20.24%	26.15%	8.98%	11.00%
MSCI All-Country World ex US	-9.14%	-9.14%	2.15%	16.01%	23.54%	7.32%	7.58%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Sector Allocation

Financials	16.7%
Materials	13.3%
Energy	11.4%
Consumer Discretionary	9.4%
Consumer Staples	9.0%
Industrials	7.9%
Cash	7.4%
Telecom	6.8%
Healthcare	6.2%
Technology	5.9%
Utilities	5.8%

Growth of $10,000 Investment	(As of 03/31/08)

[Chart omitted]

Date	TWWDX	AC EX USA
Jun 28, 1994	10,000.00	10,000.00
Jun 30, 1994	10,010.00	10,000.00
Jul 31, 1994	10,440.00	10,184.41
Aug 31, 1994	10,690.00	10,533.15
Sep 30, 1994	10,380.00	10,312.33
Oct 31, 1994	10,500.00	10,556.50
Nov 30, 1994	10,130.00	10,054.01
Dec 31, 1994	10,067.11	10,041.90
Jan 31, 1995	9,966.24	9,557.29
Feb 28, 1995	10,258.77	9,504.36
Mar 31, 1995	10,531.13	10,034.01
Apr 30, 1995	10,803.48	10,391.20
May 31, 1995	11,035.49	10,335.09
Jun 30, 1995	11,106.10	10,191.36
Jul 31, 1995	11,549.94	10,746.69
Aug 31, 1995	11,388.55	10,364.35
Sep 30, 1995	11,570.12	10,555.72
Oct 31, 1995	11,408.72	10,275.30
Nov 30, 1995	11,620.55	10,490.30
Dec 31, 1995	11,982.92	10,898.89
Jan 31, 1996	12,357.39	11,020.46
Feb 29, 1996	12,432.28	11,022.23
Mar 31, 1996	12,507.17	11,236.46
Apr 30, 1996	12,838.84	11,635.98
May 31, 1996	12,913.74	11,441.56
Jun 30, 1996	12,903.04	11,509.02
Jul 31, 1996	12,475.08	11,114.33
Aug 31, 1996	12,710.46	11,177.92
Sep 30, 1996	13,020.73	11,452.80
Oct 31, 1996	13,191.91	11,334.58
Nov 30, 1996	13,898.05	11,764.65
Dec 31, 1996	13,960.43	11,623.00
Jan 31, 1997	14,018.17	11,409.13
Feb 28, 1997	14,145.19	11,618.15
Mar 31, 1997	13,937.34	11,594.33
Apr 30, 1997	14,052.81	11,692.19
May 31, 1997	14,907.30	12,414.77
Jun 30, 1997	15,357.63	13,099.44
Jul 31, 1997	15,946.53	13,364.05
Aug 31, 1997	15,115.14	12,312.97
Sep 30, 1997	16,073.55	12,979.10
Oct 31, 1997	15,276.80	11,874.58
Nov 30, 1997	15,426.92	11,725.67
Dec 31, 1997	15,594.27	11,860.52
Jan 31, 1998	15,838.69	12,215.14
Feb 28, 1998	16,853.05	13,029.89
Mar 31, 1998	17,794.09	13,480.73
Apr 30, 1998	17,745.20	13,577.12
May 31, 1998	17,598.55	13,331.37
Jun 30, 1998	17,610.77	13,280.71
Jul 31, 1998	17,720.76	13,406.88
Aug 31, 1998	15,398.73	11,516.51
Sep 30, 1998	15,435.39	11,273.05
Oct 31, 1998	16,596.41	12,453.90
Nov 30, 1998	17,415.23	13,123.17
Dec 31, 1998	18,173.73	13,575.92
Jan 31, 1999	18,213.18	13,560.58
Feb 28, 1999	17,779.22	13,256.83
Mar 31, 1999	18,029.08	13,897.13
Apr 30, 1999	18,883.85	14,591.99
May 31, 1999	18,200.68	13,906.16
Jun 30, 1999	19,001.03	14,545.85
Jul 31, 1999	19,297.46	14,887.67
Aug 31, 1999	19,312.28	14,939.78
Sep 30, 1999	19,030.67	15,041.37
Oct 31, 1999	19,712.46	15,600.91
Nov 30, 1999	20,927.81	16,224.95
Dec 31, 1999	22,955.30	17,772.81
Jan 31, 2000	21,250.23	16,807.74
Feb 29, 2000	22,244.86	17,261.55
Mar 31, 2000	22,465.88	17,910.59
Apr 30, 2000	21,266.02	16,911.18
May 31, 2000	20,966.05	16,478.25
Jun 30, 2000	21,708.08	17,180.22
Jul 31, 2000	20,918.69	16,501.60
Aug 31, 2000	20,902.90	16,706.22
Sep 30, 2000	19,924.07	15,779.03
Oct 31, 2000	19,458.89	15,277.26
Nov 30, 2000	18,896.31	14,591.31
Dec 31, 2000	19,591.27	15,090.33
Jan 31, 2001	19,624.36	15,316.68
Feb 28, 2001	18,449.54	14,103.60
Mar 31, 2001	17,009.98	13,106.48
Apr 30, 2001	18,135.16	13,997.72
May 31, 2001	17,804.22	13,611.38
Jun 30, 2001	17,539.48	13,088.71
July 31, 01	17,208.54	12,798.14
Aug 31, 2001	16,910.70	12,480.74
Sep 30, 2001	15,173.30	11,156.54
Oct 31, 2001	15,443.99	11,468.92
Nov 30, 2001	15,977.12	11,993.05
Dec 31, 2001	16,310.32	12,147.04
Jan 31, 2002	15,727.22	11,627.15
Feb 28, 2002	16,010.44	11,710.86
Mar 31, 2002	17,110.01	12,346.76
Apr 30, 2002	17,326.60	12,427.01
May 30, 2002	17,826.40	12,562.47
Jun 30, 2002	17,026.71	12,019.77
Jul 31, 2002	15,360.69	10,848.44
Aug 31, 2002	15,693.90	10,848.99
Sep 30, 2002	14,027.88	9,698.99
Oct 31, 2002	14,474.09	10,218.86
Nov 30, 2002	14,910.67	10,710.69
Dec 31, 2002	14,457.30	10,364.74
Jan 31, 2003	13,987.14	10,000.94
Feb 28, 2003	13,416.24	9,797.92
Mar 31, 2003	13,164.37	9,607.84
Apr 30, 2003	14,457.30	10,534.03
May 31, 2003	15,313.66	11,205.05
Jun 30, 2003	15,683.06	11,515.43
Jul 31, 2003	16,035.68	11,821.74
Aug 31, 2003	16,606.59	12,174.03
Sep 30, 2003	16,975.99	12,515.51
Oct 31, 2003	17,915.26	13,326.77
Nov 30, 2003	18,391.19	13,617.42
Dec 31, 2003	19,699.99	14,657.11
Jan 31, 2004	20,175.91	14,892.51
Feb 29, 2004	20,583.85	15,271.07
Mar 31, 2004	20,753.83	15,364.99
Apr 30, 2004	19,920.95	14,887.45
May 31, 2004	19,835.97	14,934.49
Jun 30, 2004	20,396.88	15,258.27
Jul 31, 2004	19,818.97	14,813.64
Aug 31, 2004	19,971.95	14,932.30
Sep 30, 2004	20,532.86	15,412.38
Oct 31, 2004	21,180.64	15,948.42
Nov 30, 2004	22,763.60	17,055.40
Dec 31, 2004	23,727.13	17,787.76
Jan 31, 2005	23,469.04	17,481.45
Feb 28, 2005	24,983.18	18,343.64
Mar 31, 2005	24,191.70	17,845.97
Apr 30, 2005	23,555.07	17,405.89
May 31, 2005	23,709.93	17,515.03
Jun 30, 2005	24,294.93	17,844.66
Jul 31, 2005	25,499.36	18,503.13
Aug 31, 2005	26,583.34	18,976.62
Sep 30, 2005	28,114.68	19,955.44
Oct 31, 2005	27,168.28	19,229.06
Nov 30, 2005	28,234.80	19,875.54
Dec 31, 2005	29,787.81	20,831.75
Jan 31, 2006	32,482.18	22,284.14
Feb 28, 2006	32,500.89	22,219.74
Mar 31, 2006	33,754.53	22,865.22
Apr 30, 2006	35,775.31	24,044.15
May 31, 2006	33,791.95	22,935.72
Jun 30, 2006	33,511.28	22,912.78
Jul 30, 2006	33,754.53	23,147.18
Aug 30, 2006	34,690.07	23,803.17
Sep 30, 2006	34,839.76	23,818.64
Oct 30, 2006	36,238.73	24,788.54
Nov 30, 2006	37,599.43	25,688.61
Dec 31, 2006	39,260.29	26,489.07
Jan 31, 2007	39,280.3	26,587.87
Feb 28, 2007	39,100.2	26,750.32
Mar 31, 2007	40,620.99	27,503.88
April 30, 2007	42,602.01	28,779.24
May 31, 2007	44,162.82	29,568.08
June 30, 2007	44,202.84	29,820.59
July 31, 2007	44,282.88	29,735.30
August 31, 2007	43,902.69	29,277.38
September 30, 2007	46,383.97	31,216.71
October 31, 2007	49,050.94	31,965.20
November 30, 2007	46,675.75	30,520.37
December 31, 2007	46,305.30	30,077.83
January 31, 2008	41,947.16	27,163.29
February 29, 2008	42,818.79	27,942.87
March 31, 2008	42,056.11	27,328.13

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks. The cumulative return since inception was 320.56% for the Fund, and 173.28% for the MSCI All Country World ex US Index. The one-year return for the Fund was 3.53%. The Fund's average annual total return since inception was 11.00%. The MSCI Index includes reinvestment of dividends net of foreign withholding taxes. Investors cannot invest directly in the index, although they can invest in their underlying securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. Past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that Fund shares, when redeemed, may be worth more or less than their original cost.

Yearly Performace[1,2]

Year	TWWDX	MSCI All-Country x US
2008 Q1	-9.18%	-9.14%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%

Market Cap Exposure

Large Cap (over $15 billion)	60.78%
Mid Cap ($1.75-$15 billion)	37.86%
Small Cap (under $1.75 billion)	1.37%
Weighted Mean:	$47.83B
Weighted Median:	$21.07B

Distributed By
Thomas White Funds Family	Fees & Expenses[3]
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.42%
1-800-811-0535	Net Expenses	1.42%
www.thomaswhite.com
email: info@thomaswhite.com

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. The Advisor has agreed to reimburse the International Fund to the extent that the Fund's total operating expenses exceed 1.50% of the Fund's average daily net assets during the current fiscal year.

To Contact the Thomas White Funds, please call, 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

[Logo of Thomas White Funds Family]

THOMAS WHITE INTERNATIONAL FUND

Thomas White International, Ltd. Wins Two 2008 Lipper Fund Awards

"The recent globalization of capital markets has stimulated healthy growth in developed countries and sharp improvements in many of the emerging market economies, including China, India, Eastern Europe and Brazil. Significantly, the unprecedented adoption of free market-oriented policies by governments worldwide suggests the possibility of a secular expansion that could benefit all global citizens."

Thomas S. White Jr., President

                 Top International Multi-Cap Value Fund for a 10-year period

                             Top International Multi-Cap Value Fund for a 3-year period

On April 9, 2008, The Thomas White International Fund was awarded the Lipper Fund Award for its 3 and 10-year record in the International Multi-Cap Value category. The top honors are awarded each year to funds which have excelled in delivering consistently strong risk-adjusted returns.

The Thomas White International Fund ranked #1 out of 89 funds in the International Multi-Cap Value category for the 3-year period ended December 31, 2007 and it ranked #1 out of 39 funds for the 10-year period ended December 31, 2007. The Lipper Fund Awards are presented annually by Lipper, a leading global mutual fund rating and research firm. The awards program highlights funds that have excelled in delivering consistently strong risk-adjusted performance, relative to peers. The awards are awarded to funds in 21 countries in Asia, Europe and the United States. Rankings do not take sales charges into account and are based on total return, net of expenses and includes reinvested dividends. Lipper scores for Consistent Return reflect funds' historical risk-adjusted returns, measured in local currency, relative to peers. Funds registered for sale in a given country are selected and then scores for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios. These calculations span equity, mixed asset and bond funds. A fund must have had at least 36 months of performance history as of the end of the evaluation year. Past performance is no guarantee of future results. Investors should carefully consider the investment objectives, risks, charges and expenses of the Thomas White International Fund before investing. This and other important information is contained in the Fund's prospectus, which can be obtained by calling the Thomas White Funds at (800) 811-0535 or by visiting the Fund's website at www.thomaswhitefunds.com. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. Read the prospectus carefully before investing.

LIPPER and the LIPPER Corporate Marks are proprietary trademarks of Lipper, a Reuters Company.